UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section of 12(b) or (g) of the Securities Exchange Act of 1934


                            WIGWAM DEVELOPMENT, INC.
                 (Name of Small Business Issuers in its charter)


             Delaware                                          95-4735252
    State of other jurisdiction of                          (I.R.S. Employer
    Incorporation or organization)                       Identification Number)


       1438 Black Brant Place
      Parksville,  BC  Canada                                    V9P 2A3
(Address of principal executive offices)                      (Postal Code)


                                 (250) 752-5851
                           (Issuer's Telephone Number)

          Securities to be registered under section 12(b) of the Act:

                                      None

          Securities to be registered under section 12(g) of the Act:

                        Common Stock, $0.0001 par value
                                (Title of Class)

                            WIGWAM DEVELOPMENT, INC.
                                   FORM 10-SB

                                TABLE OF CONTENTS

ITEM                                                                     PAGE
----                                                                     ----

Note regarding Forward-Looking Statements                                  3

PART I

ITEM 1. Description of Business                                            4
ITEM 2. Management's Discussion and Analysis or Plan of Operation         12
ITEM 3. Property                                                          15
ITEM 4. Security Ownership of Certain Beneficial Owners and Management    15
ITEM 5. Directors, Executive Officers, Promoters, and Control Person
        of the Company                                                    15
ITEM 6. Executive Compensation                                            16
ITEM 7. Certain Relationships and Related Transactions                    17
ITEM 8. Description of Securities                                         17

PART II

ITEM 1. Market Price of and dividends on the Company's Common Equity
        and Other Shareholder Matters                                     17
ITEM 2. Legal Proceedings                                                 18
ITEM 3. Changes In and Disagreements with Accountants on Accounting
        and Financial Disclosure                                          18
ITEM 4. Recent Sales of Unregistered Securities                           19
ITEM 5. Indemnification of Directors and Officers                         20

PART F/S

Financial Statements                                                      20

PART III

ITEM 1. Index to Exhibits                                                 21

SIGNATURE                                                                 21

FORWARD LOOKING STATEMENTS

This 10-SB statement includes projections of future results and forward-looking statement as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ((the "Securities Act"). All statements that are included in this 10-SB, including statements of historical fact, are forward-looking statements.

We urge you to be cautious of these forward-looking statements. These statements only reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

All parties and individuals reviewing this registration statement and considering the company as an investment should be aware of the financial risk involved with investing in a development stage company. When deciding whether to invest or not, careful review of the risk factors detailed in Item 1 of this document and consideration of forward-looking statements contained in this registration statement should be adhered to. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the company faces all the risks inherent in any new business, including: competition, the absence both of an operating history and profitability and the need for additional working capital. The likelihood of the success of the company must be considered in light of the problems and expenses that are frequently encountered in connection with the operation of a new business and the competitive environment in which the company will be operating. All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

GENERAL

Wigwam Development, Inc. ("the Company") is filing this Form 10-SB registration statement on a voluntary basis and plans to continue filing interim and periodic reports as required under the Exchange Act of 1934, as amended ("Exchange Act"), in order to maintain compliance with the Securities and Exchange Commission's ("SEC") requirements to maintain the status of a reporting company. The Company is filing this registration statement on a voluntary basis to enhance investor protection, to provide information if a trading market commences and to comply with prerequisites for listing of our securities for public trading on the over-the-counter Electronic Bulletin Board ("OTCBB"). Under current National Association of Security Dealers ("NASD") rules, in order for a company to become listed on the OTCBB, it must be a reporting company under the Exchange Act.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS OF THE ISSUER

Wigwam Development, Inc. ("the Company") was incorporated in the State of Delaware on July 20, 1998. Wigwam Development, Inc.'s ("the Company," "Company," "Our," "our," "We," "we,") is a development stage company involved in the business of providing consulting and supporting services to individuals and companies that are in the start-up phase of operations of restaurant and entertainment establishments. The Company plans to implement and offer its consulting services in all specialized areas for the creation, development and ongoing management of a restaurant/entertainment establishment. This will include consulting in the areas of concept development and design, menu and product development, alcoholic beverage licensing, and manager training.

The mission of the Company is to create a profit by offering consulting services in the various functions that must be considered and coordinated to ensure a complete and successful program for taking the restaurant/entertainment establishment from design concept to operational status. These services will be offered to potential clients that will allow the client to access (and pay for) only the levels and types of support in opening or expanding a restaurant/entertainment establishment that they require.

Our initial sources of revenue are expected to be derived from the following consulting services:

- Concept Development and Design:
- Menu and Product Development
- Alcohol Beverage Licensing
- Manager and Employee Training Services

As of the date of this registration statement we have not commenced any operations or begun to offer any of the above-mentioned services. These are the services we intend to provide whenever, if ever, we are able to commence full-scale operations. To date all of our efforts and limited resources have been spent on developing our business plan, seeking outside investment capital, and organize preliminary meetings with prospective clients. We will not be able to begin executing our business plan until we raise sufficient capital. At this time we estimate we need at least $300,000 in investment capital to commence full-scale operations and begin executing our business plan.

Our independent auditors have issued a "going concern" opinion which raises substantial doubts to our ability to remain in business, much less properly execute our business plan and ever achieve profitability, without securing any new investment capital.

BUSINESS STRATEGY

Our business strategy is to develop and administer various consulting services and training programs for the restaurant and entertainment industries. Our initial sources of revenue are expected to be derived from the following services:

- Concept Development and Design

The Company will offer start-up restaurant or entertainment companies custom consulting packages that will yield the best possible design concept for restaurant/entertainment venues geared specifically to the client's needs in obtaining optimum business viability. These consulting packages will offer custom management systems and business plans, site selection, design, functional layouts, menu and recipes and graphic design. We project these services will account for approximately 50% of our overall revenues.

- Menu and Product Development

The Company will also offer consulting services in the menu and product development area including the following types of assignments: creation of new concept menus, pricing analysis and strategy, strategic menu analysis, consumer research on products, menu expansion/repositioning, competitor product studies, new product marketing programs, value engineering and food cost reduction plans, new product test kitchen work and development of ongoing research and development systems. It will be the Company's objective to assist clients in the menu and product areas at several levels: develop entire menus for new concepts; work with operators to revise or expand menu offerings in fulfillment of strategic business goals and offer product improvement. We project these services will account for approximately 20% of our overall revenues.

- Alcohol Beverage Licensing

The Company will offer its consulting services to assist restaurant/entertainment establishments in obtaining alcohol beverage licenses, complete feasibility studies outlining issues and requirements when applying for license, and assist customers in resolving existing problems for alcohol beverage license applications. We anticipate these services will account for approximately 10% of our overall revenues.

- Manager and Employee Training Services

The Company intends to offer on-site manager and employee training services targeted at the single unit restaurant operation or for new restaurant properties preparing for their grand opening. We plan providing group training sessions within the actual restaurant for all of the employees, including servers, bartenders and kitchen staff. We project these services will account for approximately 20% of our overall revenues.

Our services will be offered independently to each client. Should the client wish to avail themselves of a variety of the services we intend to offer, and then we might offer the services in a package deal with a nominal discount.

We have developed the following focal points and strategies we anticipate sharing with our clients as an inclusive part of our consulting services:

- Create a dining/entertainment environment that is geared specifically to client's needs in obtaining optimum business viability.
- Provide superior dining service so that client's guests will return by providing interesting, high quality entrees and drinks.
- Provide guest services to our clients, whereby training, monitoring and emphasizing consideration of their guests needs to ensure their guests have a positive experience and leave wanting to return again.

INDUSTRY OVERVIEW

In the United States, consumers are eating and drinking at restaurants and bars at ever increasing rates. According to the Department of Commerce, the restaurant industry generates approximately $257 billion in annual sales, an amount that represents roughly 35% of total consumer food expenditures.

The restaurant industry is comprised of four basic segments: fast food, mid-scale, casual dining and fine dining. The industry itself is highly fragmented by the presence of thousands of independent "mom and pop" operators and small chains. We estimate that chain facilities control approximately 61% of the fast food segment while controlling only about 22% of the other three segments combines.

The well-known nationwide chains, especially the fast food variety, have their own design, menu and training programs. These restaurant businesses rarely, if ever, utilize outside consultants to assist with design and menu development, alcohol beverage licensing or training their managers and employees.

This translates into a general market for our prospective consulting services of approximately 75% of the other three more conventional dining markets. Our focus is on the latter since we estimate design, menu development and training as 90% of our overall revenue.

The consulting market for concept design, menu development and training is highly fragmented. The vast majority of consultants in this industry are individuals who are former restaurant owners or managers themselves. Because the restaurant consulting is an integral part of the restaurant industry as a whole, each is dependent upon the other for survival. We estimate the size of our industry as 0.05% of the overall restaurant industry, which would make it a $128.5 million industry.

OPERATIONS AND MANAGEMENT

Our ability to effectively assist our clients in concept design, menu development, alcohol licensing and managing an operation including high volume restaurants and entertainment facilities is critical to our overall success. In order to maintain quality and consistency at each of our clients' restaurant and entertainment properties from initial design to complete operational status, we must carefully assist their personnel and properly advise their establishment of, and adherence to, high standards relating to personnel performance, food and beverage preparation, entertainment productions and equipment and maintenance of the facilities.

We plan on advising our clients in the following areas:

- Concept Development and Design. We will offer initial concept development and design consulting services for restaurants and entertainment facilities. These services will include but not be limited to provide custom management systems and business plans, site selection, design, functional layouts, menu and recipes and graphic design.

- Menu and Product Development. The Company will also offer menu and product development consulting services to our clients including creation of new concept menus, pricing analysis and strategy, strategic menu analysis, consumer research on products, menu expansion/repositioning, competitor product studies, new product marketing programs, value engineering and food cost reduction plans, new product test kitchen work and development of ongoing research and development systems.

- Alcohol Beverage Licensing. The Company will offer its consulting services to assist restaurant/entertainment establishments in obtaining alcohol beverage licenses, complete feasibility studies outlining issues and requirements when applying for license, and assist customers in resolving existing problems for alcohol beverage license applications.

- Manager and Employee Training Services. The Company intends to offer on-site manager and employee training services targeted at the single unit restaurant operation or for new restaurant properties preparing for their grand opening. We plan providing group training sessions within the actual restaurant for all of the employees, including servers, bartenders and kitchen staff.

The Company's fee structure that it will charge its customers will be based on
(1) an hourly rate for specific consulting projects to assist for specific areas of support that is needed in the dining and entertainment industry (2) set fees for specific consulting services as agreed upon with the client regarding dining and entertainment set-up and operations. At this time, the Company has determined no hourly rate or set fees.

MARKETING, ADVERTISING AND PROMOTION

The Company's management is able to provide consulting service to a wide variety of restaurant/entertainment environments that include: family dining restaurants, neighborhood pubs, major regional malls, theme parks, tourist aquarium, airport terminals, public attractions, college and universities and hotel-casinos. Initially the Company plans to provide a web-site to offer it's consulting services to it clients. We plan on advising our clients in the following areas:

- Concept Development and Design. We will meet with the client to determine short-term and long-term goals regarding development, design of restaurant and entertainment facilities.

- Menu and Product Development. We will advise our client toward producing menus and introducing menu and beverage variety and specific products in line with their particular restaurant and entertainment facility.

- Alcohol Beverage Licensing. We will consider each client's immediate and long-rage business goals and guide them to the form of operation and type of licensing that best suits their needs.

- Manager and Employee Training Services. We will train each client how to actively recruit and select individuals to implement manager-training programs, which include cross training in all management duties. We will also teach our client's to implement non-management training program where they will learn all of the food and drink offerings, operational procedures and the point-of-sale computer system.

Our marketing strategy is aimed at attracting clientele through more traditional and direct marketing avenues. We will focus on building a reputation among small restaurant and entertainment businesses and expand into larger regional and, eventually national restaurants and entertainment firms.

Initially, we will rely on management's personal contacts in the industry to market our services. These contacts are comprised primarily of former co-workers in the restaurant industry consisting of servers, bartenders, managers, general managers and owners. Because on-site management usually determines and makes recommendations to corporate offices or the independent restaurant owner regarding menu and beverage services and training and what needs to be done to maximize restaurant sales, we intend to focus on renewing and cultivating our relationships at this level in seeking clientele. The Company anticipates spending approximately 4 months and $10,000 on this phase of our marketing efforts

In addition, the Company plans to market it's consulting services via an on-line web-site. At the current time, the Company has not developed it's web-site, but has started the design phase of producing a site that will describe all consulting services and information about the company. We anticipate spending approximately 4 months and $12,000 ($3,000 per month) on this phase of our marketing strategy.

After the first stage marketing effort has been completed and depending on the success of our initial efforts, we will then look to more standardized marketing efforts to target prospective local and regional clients, including:

- Direct Mail. This form of advertising would be directed to smaller restaurant and entertainment businesses offering the Company's consulting services. The Company anticipates sending out 500 bulk mail pieces a week with a 1% response. This would be an ongoing campaign and is projected to cost an estimated $2,500 per month in direct printing, sorting, list purchases and mailing costs;

- Select Media Advertisements in Industry Publications. This type of marketing would encompass spot advertisements in industry and food magazines and newsletters. We plan on beginning this type of marketing, which is more costly than the former methods, approximately 6 to 9 months into our general marketing campaign. We anticipate running an average six such advertisements at an aggregate cost of approximately $10,000 per month.

- Telemarketing. We will use telemarketing resources to follow-up with our direct mailing efforts and leads generated by our media advertisements. Upon confirming a solid lead the lead will be passed on to one of our executive officers to try and convert it into a revenue generating client. We expect to commence telemarketing efforts a few weeks after our first bulk mailing. Telemarketing expenses are anticipated to run approximately $2,000 per month.

From these efforts, it is our goal to develop a following of satisfied clientele and grow our clientele base through "word of mouth" advertising. The Company believes this not only keeps marketing costs to a minimum, but is far more effective in generating new revenue producing clients. We do not intend to spend more than 10% of our gross revenue on marketing, advertising and promotion.

COMPETITION

The restaurant and bar industry is intensely competitive. We compete with other restaurant consultants and in-house concept design, menu and beverage and training departments at larger chain-type restaurants. We compete against may well established competitors who have substantially greater financial resources and a longer history of operations than we do. These competitors' resources and market presence may provide them with advantages in marketing, purchasing and negotiating prices and contract terms. These factors may put us at a significant disadvantage when competing in some marketplaces.

Additionally, because we are a development stage business that has yet to commence operations, we face an monumental challenge entering this industry and building recognition for ourselves. We currently consider our Company ranked below everyone we will be competing with, including independent consultants. Furthermore, we do not expect this relative competitive ranking to improve until we are able to start consulting with actual revenue clients and enjoying the benefits of referrals from satisfied clients.

GOVERNMENT REGULATIONS

Our operations are subject to various general federal, state and local laws governing such matters as wages, working conditions, citizenship requirements and overtime pay that affects most U.S. businesses. Some states have set minimum wage requirements higher than the federal level. Accordingly, should we ever develop a staff of hourly workers, increases in the minimum wage will increase our labor costs.

Other governmental initiatives such as mandated health insurance, if ever implemented, could adversely affect us by significantly increasing our labor costs. We could also become subject to the Americans With Disabilities Act of 1990, which among other things could require certain renovations to our future offices and other properties, if any, to meet federally mandated requirements.

Our prospective clientele are also subjected to numerous additional governmental regulations, including regulation by federal agencies to licensing and regulation by state and local health, sanitation, building zoning, safety, fire and other departments relating to the development and operation of restaurants and bars. We do not intend to offer any consulting or training services to our clients in relation to these and other governmental regulations of our clients. It is our intent to refer them to proper legal counsel on such matters and avoid any potential liabilities that may arise from these various government regulations.

LEGAL PROCEEDINGS

We are currently not a party to any legal proceedings, nor are we aware of any pending or threatened actions against us. Additionally, we will require that each of our client's indemnify us before we perform any on-site consulting services or assist with the opening of any new locations.

RISK FACTORS RELATED TO WIGWAM DEVELOPMENT, INC.

1. NO OPERATING HISTORY TO EVALUATE

The Company was incorporated under the laws of the State of Delaware on July 20, 1998. The Company's activities to date have been to develop its business model, and to date has not generated revenue. The Company has a limited operating history and must be considered in the early development stages of embarking upon a new venture. We are among many companies that are involved in the business of providing consulting services to individuals and companies that are in the start-up phase of operations of family dining and entertainment establishments. There is no assurance that the Company will be successful in the consulting dining/entertainment services industry now or in the future.

Our business must be considered in light of the risk, expense, and difficulties frequently encountered by companies in an early stage of development. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all the risks inherent in any new business including: under capitalization, cash shortages, limitations with respect to personnel, technological, financial and other resources and lack of a customer base and market recognition, most of which are beyond our control. The likelihood of the success of the Company must be considered in light of the problems and expenses that are frequently encountered in connection with the operation of a new business and the competitive environment in which the company will be operating.

2. NEED FOR ADDITIONAL WORKING CAPITAL - CONTINUATION OF GOING CONCERN NOT
   ASSURED

As of September 30, 2002, the Company had working capital of $3,762 and faces the need for substantial additional working capital in the near future. If the capital needs of the Company are greater than currently anticipated, the Company will be required to seek other sources of financing. No assurance can be given that the Company will be able to organize debt or equity financing, or that if available, it will be available on terms and conditions satisfactory to management and might dilute current shareholders.

The Company has prepared audited financial statements as of September 30, 2002, reporting that the Company is in the development stage and its ability to establish itself as a going concern is dependent upon the Company obtaining sufficient financing to continue its development activities. There is no assurance that the Company will achieve profitable operations in the future. The Company could be required to secure additional financing to implement further development plans. There is no assurance that such financing will be available to the Company, or if available, will be available on terms and conditions satisfactory to management.

3. THE COMPANY HAS GENERATED NO INCOME FROM OPERATIONS AND EXPECT OPERATING LOSSES IN THE FORESEEABLE FUTURE

The Company currently has generated no income from operations and expects to incur operating losses for the foreseeable future. There can be no assurance that the Company will achieve positive cash flow operations in the future. If the Company ever has operating profits, it may not be able to sustain them. Expenses will increase as we build an infrastructure to implement our business model. For example, we expect to hire additional employees and lease more space for its dining/entertainment consulting services as the need arises. In addition, we plan to significantly increase our operating expenses to include, but not limited to:

- Raising capital;
- Designing web-site;
- Establishing working office;
- Commencing marketing efforts.

Expenses may also increase due to the potential effect of goodwill amortization and other charges resulting from future partnerships and/or alliances, if any. If any of these and other expenses are not accompanied by increased revenue, our operating losses will be even greater than we anticipate.

4. THE PROGRESS AND OVERALL SUCCESS OF THE COMPANY IS SUBSTANTIALLY DEPENDENT UPON MANAGEMENT WHOSE EXPERIENCE AND/OR TIME COMMITMENT IS LIMITED

The Company will be dependent upon its executive officer and directors, who do not receive monetary compensation currently or in the foreseeable future. The Company intends to hire additional technical, sales and other personnel as they move forward with their business model, though competition for such personnel is intense. There can be no assurance that the company can retain key employees, or to attract or retain highly qualified technical and managerial personnel in the future. The loss of the services of the Company's key management or the inability to attract and retain the necessary technical, sales and other personnel, would limit the chances for success and have a negative effect upon the Company's business, financial condition, operating results and cash flows. In addition, the concentrated ownership the officer and directors have over the company, which will not be significantly affected and may have a material adverse effect on future business progress. Further, the current officer and directors are involved with other employment other than that of the Company, which may take time from developing the business of the Company and effect the overall success.

5. THE COMPANY'S MANAGEMENT MAY BE SUBJECT TO CONFLICTS OF INTEREST

The Company's executive officer and directors are currently, or may in the future become associated in various capacities with other companies involved in a range of business activities. Accordingly, potential continuing conflicts of interest may be inherent in their acting as the Company's executive officer and directors. In addition, the Company's executive officer, directors and/or controlling shareholders are or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses that may in the future engage in various transactions with Wigwam Development, Inc.

6. THE COMPANY IS SUBJECT TO INTENSE COMPETITION AND IS AT A COMPETITIVE DISADVANTAGE

The Company expects to face strong competition from other business that provide dining and entertainment consulting services. The Company expects to compete on the basis of its reputation among customers as a quality provider of dining and entertainment consulting services. However, its opportunity to attract business customers may be limited by our financial resources and other assets. Consequently, we will be at a competitive disadvantage in obtaining the employees, financing and other resources required to provide superior dining and entertainment consulting services. The Company expects to be less able than its larger competitors to handle generally increasing costs and expenses of doing business.

7. THE COMPANY MAY ENCOUNTER UNFORESEEN COSTS IN THE DINING AND ENTERTAINMENT CONSULTING SERVICES BUSINESS

Our estimates of the cost of and time to be consumed in the provision of various consulting services customarily provided to dining and entertainment companies, based upon management's knowledge and limited experience in the consulting dining and entertainment business, may not be accurate. There can be no assurance that the provision of general dining and entertainment consulting services, including overall analysis of the customer's various needs, recommendations for and/or implementation of improvements, modifications, cost reductions and consulting and specific problem-solving, will not cost significantly more than expected or even prove to be prohibitive. Further, we are unable to predict the amount of time or funding that will be consumed in management's efforts to obtain the additional debt and/or equity financing required in order to permit Wigwam Development, Inc. to offer a full range of entertainment consulting services. Therefore, we may expend significant unanticipated funds or significant funds may be expended by use without the development of commercially viable services. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect us.

8. THERE IS NO PUBLIC MARKET FOR OUR COMMON STOCK

On August 27, 2002, the NASD cleared the company's request for an unpriced quotation on the Pink Sheets L.L.C. for the Company's common stock. However, at this time, no public market exists for our common stock or any other securities of the company and there can be no assurance that a trading market will develop in the future, or if developed, that it will be sustained. Furthermore, investors who desire to sell their shares of common stock in any market that develops may encounter substantial difficulty in doing so because of the fact that the price thereof may fluctuate rapidly as a result of changing economic conditions as well as conditions in the securities markets. As a result, the market value of the common stock could be greater or less than the public offering price of the shares of common stock.

The Company intends to request a broker-dealer to make application to the NASD Regulation, Inc. to have the company's securities traded on the OTC Bulletin Board (OTCBB). The Company will not satisfy the requirements either for being quoted on the National Association of Securities Dealers' Automated Quotations System (NASDAQ) or for listing on any national securities exchange. Accordingly, until it qualifies for NASDAQ or listing on an exchange, any trading market that may develop for the common stock is not expected to qualify as an "established trading market" as that term is defined in Securities and Exchange Commission regulations, and is expected to be substantially illiquid.

9. WE ARE LARGELY CONTROLLED BY MANAGEMENT

Our officer/director currently owns or controls a substantial majority of our outstanding commons tock and thereby continues to be able to exercise voting control over the Company for the foreseeable future and will be able to elect the entire Board of Directors. This management control could prevent, or make more difficult, on-going business.

10. NO DIVIDENDS HAVE BEEN PAID

The Company has never paid dividends and does not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will finance the development and expansion of our business. Our dividends will be a our board of director's discretion and contingent upon our financial condition, earnings, capital requirements and other factors. Future dividends may also be affected by covenants contained in loan or other financing documents we may execute. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

11. INDEPENDENT AUDITOR'S "GOING CONCERN" OPINION

The auditor's opinion to our financial statements indicates that it was prepared on the assumption that we continue as a going concern. Nevertheless, our independent auditor believes it is "unlikely" that we can continue as a going concern. See "Independent Auditors' Report" on page (insert). The auditor notes that we remain a development stage company and that we are dependent upon the Company's ability to meet its future financing requirements. We believe we are taking the steps necessary towards developing and implementing our business plan and are working towards generating sufficient levels of financing that will lead to the elimination of such qualification from our audited statements. However, there can be no assurance that we will ever achieve profitability or that a stream of revenue can be generated or sustained in the future.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

GENERAL

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes appearing elsewhere in this registration statement. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under "Item 1. Description of Business - Risk Factors" found elsewhere in this registration statement.

Wigwam Development, Inc. is a development stage company involved in the business of providing consulting and supporting services to individuals and companies that are in the start-up phase of operations of restaurant and entertainment establishments.

ANALYSIS OF FINANCIAL CONDITION

The Company has not yet generated positive cash flow from operating activities. The Company did not generate positive cash flow from operations for the period ending September 30, 2002 or for the year ending June 30, 2002. From July 20, 1998 through September 30, 2002, the Company had a net loss of ($20,538). The losses were a result of organization and other start-up related costs. As of September 30, 2002, the Company had $3,762 in cash. (See "Financial Statements" within this registration statement).

PLAN OF OPERATION

Our current cash balance is $3,762. We believe the current cash balance is sufficient to fund the current minimum level of operations through the third quarter 2003; however, in order to advance the company's business plan we must raise capital through the sale of equity securities or debt financing. To date, the Company has sold $20,056 in equity securities. Sales of the company's equity securities have allowed the Company to maintain a positive cash balance.

Over the next 12-months, the Company intends to spend our time and resources on the following activities:

- Complete SEC Registration Process. The Company hopes to have our Form 10-SB completed during the third quarter 2003. All of our efforts and resources will be focused on this effort until it has been successfully completed.

- Raise Capital. Beginning in fourth quarter 2003, after we have successfully completed our SEC registration process, we intend to revisit various funding scenarios with established broker-dealer firms. It is our hope to be able to find a broker-dealer willing to assist us locates adequate funding. In the event we are not able to find a broker-dealer willing to assist us, our contingency plan calls for our officer and directors to prepare a private placement memorandum and raise capital of $300,000 through the sale of common stock in a private placement by selling 300,000 shares at $1.00 per share during the remainder of 2003. If the Company is successful at raising these funds we intend to spend the funds as follows:

  Legal and Accounting Fees                       $ 20,000
  Office lease and furniture/equipment            $ 45,000
  Marketing and Advertising                       $ 84,000
  Direct Mail Advertising                         $ 30,000
  Set-up and maintenance of Web-site              $ 15,000
  Salaries                                        $ 50,000
  Working Capital Reserve                         $ 66,000
                                                  --------
    Total                                         $300,000
                                                  ========

- Establish Working Office. Once our initial funding requirements have been satisfied (an estimated 12 months from this writing), we will open an actual office capable of hosting our prospective clients. This should take approximately one month to establish and get prepared for hosting prospective clients. Also at this stage we intend to create all of our necessary support materials and documentation to properly conduct our business activities regarding marketing and advertising. During the interim, the Company plans to begin its design phase of producing a web site that will describe all consulting services and information about the Company.

- Commence Marketing Efforts. Although marketing efforts will be an ongoing and never ending process, the Company intends to begin with its initial marketing efforts only after we have successfully completed our SEC registration, raised the required capital and opened a working office. We hope to secure our first clients within the first two months of commencing our marketing efforts or by the conclusion of second quarter ending December 31, 2003.

Management is currently evaluating the feasibility of conducting a limited offering or private placement of our securities. Such offerings would probably require us to register securities for sale with the Securities and Exchange Commission. The cost of undergoing such a registration might be prohibitive and could prevent us from obtaining the investment capital we need to commence execution of our business plan.

CASH REQUIREMENTS AND NEED FOR ADDITIONAL CAPITAL

We anticipate minimal cash requirements until we commence a full-scale execution of our business plan. Until such time, we anticipate our executive officers and directors will cover any cash requirements, which are expected to be no more than $6,000 over the course of the next twelve months. However, because there are no formal agreements in place with our executive officer and/or directors, no assurances can be given that they will provide for any cash shortfalls or that any cash shortfalls can be deferred or paid for through the issuance of common stock.

One exception to the aforementioned is our independent auditor must be paid in cash. If our executive officer and/or directors do not cover the cash cost of our auditing requirements, a failure to maintain current auditing of our corporate affairs would result in our failure to meet our future filing requirements with the Securities and Exchange Commission. Failure to retain our status as a reporting company could further limit our abilities to raise the necessary amount of investment capital to commence execution of our business plan.

The Company may experience significant volatility in its quarterly and annual results. If and when the Company begins operations with cash flow, there can be no assurance that the Company will ever report a net income in any period, and the Company expects that it will report operating losses for the foreseeable future.

Excluding the Company's executive officer, the Company has no employees. While the Company plans to hire additional employees and train them, it may be unable to find and hire additional qualified management and professional personnel to help lead the Company. The addition of employees will depend on the ability of the Company to raise additional capital, which cannot be assured.

The Company's executive officer and directors make up its entire management team. These individuals are employed at other companies and plan to initially devote minimal time to promoting the Company's strategic business plan. If other obligations take priority for the Company's officers/directors, it will have a material adverse impact on the progress of the company. In addition, excluding the shares that were issued to the officer/director at $1,000, there has been, and are no plans for compensation to be paid to the officer/directors until sufficient revenue flow can be generated, of which there is no guarantee. Since the officers/directors are being compensated by their employment elsewhere, they may be less motivated to spend adequate time devoted to company activities. Should our executive officer and members of our Board of Directors fail to raise the necessary capital to execute our business plan, there will be inadequate resources to hire new personnel capable of possibly raising much needed funds and/or executing our business plan. We believe that the current efforts from our existing executive officer supported by our Board of Directors, will prove satisfactory in enabling us to raise the necessary capital to properly execute our business plan.

Management does not anticipate any product research and development, or the purchase or sale of any significant equipment.

FACTORS THAT MAY AFFECT FUTURE RESULTS

The majority of management's efforts to date have centered around developing our business plan, listing the Company on the Pink Sheets L.L.C. and preparing to become fully registered and compliant company with the Securities and Exchange Commission (SEC). None of these activities are revenue generating.

We believe that by becoming registered with the SEC it will simplify our task of raising capital from outside investors. Presently we anticipate we will need to raise a minimum of $300,000 from outside investors to properly execute our business plan.

We have not conducted any talks - preliminary or otherwise - with any prospective investors, broker/dealers, banks or other sources of funds. Nor do we have any specific plans on how we will raise this necessary capital. However, such methods may include public or private sales of our equity, borrowings from institutions or individuals, venture capital, investments from possible angel investors, and other methods and/or sources that may become available to us.

Until we can successfully raise sufficient capital we will remain dependent on our executive officer and/or directors to support out business operations and provide us with adequate capital for our ongoing capital needs. None of our officers or directors have entered into any agreements requiring them to provide for our capital needs. We can give no assurances that will provide for our capital needs or that we will be able to raise sufficient capital to execute our business plan.

Furthermore our ability to raise capital by selling securities, equity and/or debt, and hence our liquidity, could be materially adversely affected by the general unease in the equities market, the limited availability of venture capital financing sources, and current worldwide general economic woes.

If the Company raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of its shareholders would be reduced, and such securities might have rights, preferences or privileges senior to is common stock. Additional financing may not be available upon acceptable terms or at all. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund its expansion, take advantage of business opportunities, develop, or enhance its business plan or otherwise respond to competitive pressures would be significantly limited, and it may significantly restrict the Company's operations. If we fail to raise the necessary capital to commence full-scale operations, we may be forced into involuntary insolvency. Management intends to prevent accruing unnecessary expenses until sufficient funding has been procured to prevent such a situation from ever developing.

ITEM 3. DESCRIPTION OF PROPERTY

The Company owns no real property. The Company is provided sufficient space by its executive officer/director to do its present business of the Company. Going forward, the Company plans to use the offices of the officer/director, at no cost to the Company. Both parties have agreed to continue this arrangement until the Company raises sufficient capital to rent office space.

INTELLECTUAL PROPERTY

The Company does not own any trademarks or servicemarks.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

 The following table sets forth information as of September 30, 2002, concerning beneficial ownership of the Company's Common Stock by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the company to own beneficially more than five percent (5%) of the Common Stock (1):

Title        Name & Address                         Amount of           Percent
 Of          of Beneficial                           Shares               Of
Class       Owner of Shares       Position        Held by Owner          Class
-----       ---------------       --------        -------------          -----
Common   Steven Grauer (2)       President/         1,000,000            81.1%
                                 Director

Common   Directors and Officers as a Group          1,000,000            81.1%

----------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Under SEC rules, a person is deemed to be the beneficial owner of securities which may be acquired by such person upon the exercise of options and warrants or the conversion of convertible securities within 60 days from the date on which beneficial ownership is to be determined. Each beneficial owner's percentage ownership is determined by dividing the number of shares beneficially owned by that person by the number of outstanding shares, increased to reflect the beneficially-owned shares underlying options, warrants or other convertible securities included in that person's holdings, but not those underlying shares held by any other person. As of September 30, 2002, we had 1,233,000 shares issued and outstanding.
(2) Steven Grauer's address is 1438 Black Brant Place, Parksville, British Columbia, Canada. Mr. Grauer is the direct owner as described above. Unless otherwise indicated, the named party is believed to be the sole investor and have voting control of the shares set forth in the above table. Based on 1,233,000 outstanding common shares as of September 30, 2002. As of September 30, 2002, there were 46 stockholders of record.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The Company's executive officers and directors are as follows:

     Name               Age                    Title
     ----               ---                    -----
 Steven Grauer          55            President, Secretary, Treasurer, Director

 Donald Scribner        53            Director

The Company's directors are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified, or until his prior resignation or removal. Our executive officer is elected by the Board of Directors and will hold office until resignation or removal by the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person. There are no family relationships between the directors of the Company.

The Company's executive officer and directors will devote their time to the business on an "as-needed" basis, which is expected to require five to twenty hours per month.

BUSINESS EXPERIENCE AND EDUCATION

Steven Grauer

During the past ten years, Mr. Grauer developed and operated neighborhood "pubs" in southern British Columbia as well as consulting with entrepreneurs wanting to establish pubs of their own. Since 1993, through the present, Mr. Grauer operates a sport-fishing lodge on the British Columbia coast.

Donald Scribner

Mr. Scribner, over a ten-year period, has operated dining and entertainment establishments in California that supply food, beverages and live music for family activities such as billiards and bowling, and has operated a successful dinner theatre in Minnesota.

CONFLICTS OF INTEREST

Insofar as the executive officer and/or directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs. The executive officer and/or directors of Wigwam Development, Inc. may in the future become shareholders, officers or directors of other companies, which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Wigwam Development, Inc. does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's business operations.

The executive officer and directors are, so long as they are officer and/or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and made available to Wigwam Development, Inc. and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer and/or directors.

ITEM 6. EXECUTIVE COMPENSATION

None of the Company's executive officer and/or directors receives any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated sufficient revenues from its operations.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSATIONS.

None

ITEM 8. DESCRIPTION OF SECURIITES

Common Stock

The Company's Articles of Incorporation authorized the issuance of 80,000,000 shares of Common Stock, par value $0.0001, of which 1,233,000 are issued and outstanding as of September 30, 2002. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50 percent of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. All of the outstanding shares of common stock are, and the shares of common stock offered hereby, when issued for the consideration set forth in the statement, will be fully paid and non-assessable.

Preferred Stock

The Company has 20,000,000 shares of Preferred Stock, par value $0.0001, authorized with zero shares outstanding.

Options and Warrants

The Company has no options and warrants issued as of September 30, 2002.

                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Price

On August 27, 2002, the NASD cleared the company's request for an unpriced quotation on the Pink Sheets L.L.C. for the Company's common stock. However, at this time, no public market exists for our common stock or any other securities of the company and there can be no assurance that a trading market will develop in the future, or if developed, that it will be sustained.

The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker or dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

For the initial listing in the NASDAQ Small Cap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

For continued listing in the NASDAQ Small Cap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

The Company intends to request a broker-dealer to make application to the NASD Regulation, Inc. to have the company's securities traded on the OTC Bulletin Board (OTCBB). The Company will not satisfy the requirements either for being quoted on the National Association of Securities Dealers' Automated Quotations System (NASDAQ) or for listing on any national securities exchange. Accordingly, until it qualifies for NASDAQ or listing on an exchange, any trading market that may develop for the common stock is not expected to qualify as an "established trading market" as that term is defined in Securities and Exchange Commission regulations, and is expected to be substantially illiquid.

(b) Holders

There are 53 holders of the Company's Common Stock.

DIVIDENDS

The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS

The Company is not a part to, and none of the company's property are subject to, any material pending or threatened legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On July 20, 1998, the Company was incorporated under the laws of the State of Delaware.

The date, title and amount of unregistered securities sold/issued by Wigwam Development, Inc. are as follows:

On July 20, 1998, the Company issued 1,000,000 shares to a current officer and director of the Company in consideration of $1,000 or $0.001 per share. These shares of common stock of the Company were issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise pursuant to said Act.

On or about March through April 5, 1999, the Company issued 29,000 common shares to 23 shareholders in consideration of $2,900 or $0.10 per share. These shares of common stock were sold without registration under the Securities Act of 1933, as amended (the "Act") in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of the Securities Act and Regulation D, Rule 504 promulgated thereunder.

On or about October 1999 through January 2000, the Company issued 204,000 common shares to 29 shareholders in consideration of $20,400 or $0.10 per share. These shares of common stock were sold without registration in reliance upon an exemption from registration contained in Regulation S of the Securities Act of 1933, as amended.

Under the Securities Act of 1933, all sales of an issuer's securities or by a shareholder, must be made either (i) pursuant to an effective registration statement filed with the SEC, or (ii) pursuant to an exemption from the registration requirements under the 1933 Act.

Rule 144 under the 1933 Act sets forth conditions which if satisfied, permit persons holding control securities (affiliated shareholders, i.e,, officers, directors or holders of at least ten percent of the outstanding shares) or restricted securities (non-affiliated shareholders) to sell such securities publicly without registration. Non-affiliates reselling restricted securities, as well as affiliates selling restricted or non-restricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11) of the Securities Act of 1933, as amended, if six conditions are met:

(1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.
(2) When restricted securities are sold, generally there must be a one-year holding period.
(3) When either restricted or non-restricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for re-sales by non-affiliates.
(4) Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in
     Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.
(5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.
(6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

Regulation S under the 1933 Securities Act sets forth conditions under which offers and sales of securities may be made outside the United States without compliance with the registration requirements of Section 5 of the 1933 Securities Act. Regulation S states that the registration requirements of the 1933 Act apply only to offers and sales of securities made in the United States. Generally Regulation S exempts a transaction from registration if the securities are sold to non-US persons, or what is commonly known as an offshore transaction, and there are no directed selling efforts in the United States by the seller or affiliate acting on the seller's behalf. The securities sold under Regulation S may be resold in accordance with Regulation S, the registration requirements of the Securities Act or in reliance on an exemption from registration under the Securities Act.

UNDERWRITERS AND OTHER PURCHASERS

There were no underwriters in connection with the sale and issuance of any securities.

CONSIDERATION

Each of the shares of stock were originally sold for cash. With the exception of the officer/director who paid $1,000 (or $0.001 per share) for 1,000,000 shares, the remaining shareholders paid $23,300 (or $0.10 per share) for the 233,000 common shares. Total common shares sold and issued were 1,233,000 and the aggregate consideration received by the Company was $24,300.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Except for acts or omissions which involve intentional misconduct, fraud or know violation of law or for the payment of dividends in violation of Delaware Revised Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the of the action, suit or proceeding, upon receipt of an undertaking by or on behalf o the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

                                    PART F/S

The audited financial statements of Wigwam Development, Inc. for the year ended June 30, 2002 and the three months ended September 30, 2002 and 2001 and related notes which are included in this statement have been examined by Armando C. Ibarra, CPA-APC, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                                    PART III

ITEM 1. EXHIBITS

Exhibit 2     Plan of acquisition, reorganization or liquidation      None
Exhibit 3(i)  Articles of Incorporation                               Included
Exhibit 3(ii) Bylaws                                                  Included
Exhibit 4     Instruments defining the rights of holders              None
Exhibit 9     Voting Trust Agreement                                  None
Exhibit 11    Statement re: computation of per share earnings         Financial
                                                                      Statements
Exhibit 16    Letter on change of certifying accountant               None
Exhibit 21    Subsidiaries of the registrant                          None
Exhibit 23    Consent of experts and counsel                          Included
Exhibit 24    Power of Attorney                                       None
Exhibit 99.1  Certificate of Chief Executive Officer Pursuant to      Included
              18 U.S.C. Section 1350, as Adopted Pursuant to
              Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 99.2  Certificate of Chief Financial Officer Pursuant to      Included
              18 U.S.C. Section 1350, as Adopted Pursuant to
              Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WIGWAM DEVELOPMENT, INC.


/s/ Steven Grauer                                               Dated: 01/20/03
-------------------------------------
Steven Grauer - President, Secretary,
Treasurer & Director

                                ARMANDO C. IBARRA
                          CERTIFIED PUBLIC ACCOUNTANTS
                          (A Professional Corporation)


Armando C. Ibarra, C.P.A.                   Members of the California Society of
Armando Ibarra, Jr., C.P.A.                 Certified Public Accountants


To the Board of Directors of
Wigwam Development, Inc.
(A Development Stage Company)

                         INDEPENDENT ACCOUNTANTS' REPORT

We have reviewed the accompanying balance sheets of Wigwam Development, Inc. (A Development Stage Company) as of September 30, 2002 and June 30, 2002 and the related statements of operations, changes in stockholders' equity, and cash flows for the three months ended September 30, 2002 and 2001, in accordance with Statements on Standards for Accounting Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Wigwam Development, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Our review was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles.


/s/ Armando C. Ibarra
----------------------------
Armando C. Ibarra, CPA-APC

December 18, 2002
Chula Vista, California

                            WIGWAM DEVELOPMENT, INC.
                          (A Development Stage Company)
                                 Balance Sheets
--------------------------------------------------------------------------------

                                                                  As of          Year Ended
                                                               September 30,      June 30,
                                                                   2002             2002
                                                                 --------         --------
                                     ASSETS
CURRENT ASSETS
  Cash                                                           $  3,762         $  7,026
                                                                 --------         --------

TOTAL CURRENT ASSETS                                                3,762            7,026
                                                                 --------         --------

      TOTAL ASSETS                                               $  3,762         $  7,026
                                                                 ========         ========

                       LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                               $     --         $    110
                                                                 --------         --------

TOTAL CURRENT LIABILITIES                                              --              110
                                                                 --------         --------
      TOTAL LIABILITIES                                                --              110

STOCKHOLDERS' EQUITY
  Preferred stock, ($.0001 par value, 20,000,000
    shares authorized; none issued and outstanding)                    --               --
  Common stock ($.0001 par value, 80,000,000 shares
    authorized; 1,233,000  issued and  outstanding
    as of September 30, 2002 and June 30, 2002)                       125              125
  Paid in-capital                                                  24,175           24,175
  Deficit accumulated during development stage                    (20,538)         (17,384)
                                                                 --------         --------

TOTAL STOCKHOLDERS' EQUITY                                          3,762            6,916
                                                                 --------         --------
      TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                   $  3,762         $  7,026
                                                                 ========         ========

                       See Notes to Financial Statements

                            WIGWAM DEVELOPMENT, INC.
                          (A Development Stage Company)
                            Statements of Operations
--------------------------------------------------------------------------------

                                                                                     July 20, 1998
                                               Three Months       Three Months        (inception)
                                                   Ended              Ended             through
                                               September 30,      September 30,      September 30,
                                                   2002               2001               2002
                                               -----------         -----------        -----------
REVENUES
  Revenues                                     $        --         $        --        $        --
                                               -----------         -----------        -----------

TOTAL REVENUES                                          --                  --                 --

GENERAL & ADMINISTRATIVE EXPENSES                    3,154                 100             20,538
                                               -----------         -----------        -----------

TOTAL GENERAL & ADMINISTRATIVE EXPENSES              3,154                 100             20,538
                                               -----------         -----------        -----------

NET LOSS                                       $    (3,154)        $      (100)       $   (20,538)
                                               ===========         ===========        ===========

BASIC LOSS PER SHARE                           $     (0.00)        $     (0.00)
                                               ===========         ===========
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING                       1,233,000           2,233,000
                                               ===========         ===========

                       See Notes to Financial Statements

                            WIGWAM DEVELOPMENT, INC.
                          (A Development Stage Company)
                  Statement of Changes in Stockholders' Equity
           From July 20, 1998 (inception) through September 30, 2002
--------------------------------------------------------------------------------

                                                                                 Deficit
                                                                                Accumulated
                                                       Common      Additional     During
                                         Common         Stock       Paid-in     Development
                                          Stock        Amount       Capital        Stage        Total
                                          -----        ------       -------        -----        -----
Stock issued for cash on April 6,
1999 @ $0.10 per share                     14,000     $      1      $ 1,399      $     --      $ 1,400

Stock issued for cash on April 13,
1999 @ $0.10 per share                      1,000           --          100            --          100

Stock issued for cash on April 14,
1999 @ $0.10 per share                      7,000            1          699            --          700

Stock issued for cash on April 15,
1999 @ $0.10 per share                      8,000            1          799            --          800

Stock issued for cash on April 23,
1999 @ $0.001 per share                 1,000,000          100          900            --        1,000

Net loss, July 20, 1998 (inception)
through June 30, 1999                                                                 (76)         (76)
                                       ----------     --------      -------      --------      -------
BALANCE, JUNE 30, 1999                  1,030,000          103        3,897           (76)       3,924
                                       ==========     ========      =======      ========      =======
Stock issued for cash on October 14,
1999 @ $0.10 per share                     11,000            1        1,099            --        1,100

Stock issued for cash on October 15,
1999 @ $0.10 per share                      6,000            1          599            --          600

Stock issued for cash on January 18,
2000 @ $0.10 per share                      5,000            1          499            --          500

Stock issued for cash on January 26,
2000 @ $0.10 per share                      6,000            1          599            --          600

Stock issued for cash on January 28,
2000 @ $0.10 per share                     10,000            1          999            --        1,000

Stock issued for cash on February 15,
2000 @ $0.10 per share                      1,000           --          100            --          100

Stock issued for cash on February 18,
2000 @ $0.10 per share                     39,000            4        3,896            --        3,900

Stock issued for cash on March 31,
2000 @ $0.10 per share                     25,000            3        2,497            --        2,500

Stock issued for cash on May 22,
2000 @ $0.10 per share                    100,000           10        9,990            --       10,000

Net loss, June 30, 2000                                                            (5,168)      (5,168)
                                       ----------     --------      -------      --------      -------
BALANCE, JUNE 30, 2000                  1,233,000          125       24,175        (5,244)      19,056
                                       ==========     ========      =======      ========      =======
Net loss, June 30, 2001                                                           (10,623)     (10,623)
                                       ----------     --------      -------      --------      -------
BALANCE, JUNE 30, 2001                  1,233,000          125       24,175       (15,867)       8,433
                                       ==========     ========      =======      ========      =======
Net loss, June 30, 2002                                                            (1,517)      (1,517)
                                       ----------     --------      -------      --------      -------
BALANCE, JUNE 30, 2002                  1,233,000          125       24,175       (17,384)       6,916
                                       ==========     ========      =======      ========      =======
Net loss, September 30, 2002                                                       (3,154)      (3,154)
                                       ----------     --------      -------      --------      -------
BALANCE, SEPTEMBER 30, 2002             1,233,000     $    125      $24,175      $(20,538)     $ 3,762
                                       ==========     ========      =======      ========      =======

                       See Notes to Financial Statements

                            WIGWAM DEVELOPMENT, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                                              July 20, 1998
                                                            Three Months     Three Months      (inception)
                                                                Ended            Ended           through
                                                            September 30,    September 30,    September 30,
                                                                2002             2001             2002
                                                              --------         --------         --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                           $ (3,154)        $   (100)        $(20,538)
  Increase (decrease) in accounts payable                         (110)              --               --
                                                              --------         --------         --------

      NET CASH (USED) BY OPERATING ACTIVITIES                   (3,264)            (100)         (20,538)


CASH FLOWS FROM INVESTING ACTIVITIES

      NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES              --               --               --

CASH FLOWS FROM FINANCING ACTIVITIES
  Common stock                                                      --               --              125
  Additional paid-in capital                                        --               --           24,175
                                                              --------         --------         --------

      NET CASH PROVIDED BY FINANCING ACTIVITIES                     --               --           24,300
                                                              --------         --------         --------

NET INCREASE (DECREASE) IN CASH                                 (3,264)            (100)           3,762

CASH AT BEGINNING OF PERIOD                                      7,026            9,433               --
                                                              --------         --------         --------

CASH AT END OF PERIOD                                         $  3,762         $  9,333         $  3,762
                                                              ========         ========         ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION:
  Interest paid                                               $     --         $     --
                                                              ========         ========
  Income taxes paid                                           $     --         $     --
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                       See Notes to Financial Statements

                           WIGWAM, DEVELOPMENT, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                            As of September 30, 2002


NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company was incorporated on July 20, 1998, under the laws of the State of Delaware, as Wigwam Development, Inc. The Company is engaged in the business of providing online consulting services to individuals and businesses wishing to establish start-up operations of family dining and entertainment establishments. Company has no operations and in accordance with SFAS # 7, the Company is considered a development stage company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF ACCOUNTING

The financial statements have been prepared using the accrual basis of accounting. Under the accrual basis of accounting, revenues are recorded as earned and expenses are recorded at the time liabilities are incurred. The Company has adopted a June 30, year-end.

B. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

D. INCOME TAXES

Income taxes are provided in accordance with Statement of Financial accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                           WIGWAM, DEVELOPMENT, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                            As of September 30, 2002


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

E. BASIC EARNINGS PER SHARE

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings
(loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective July 20, 1998 (inception).

Basic net loss per share amounts is computed by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

NOTE 3. WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common or preferred stock.

NOTE 4. GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through sale of its securities through private placements.

NOTE 5. INCOME TAXES


                                                                    As of
                                                              September 30, 2002
                                                              ------------------
     Deferred tax assets:
     Net operating tax carryforwards                               $ 3,081
     Other                                                               0
                                                                   -------
     Gross deferred tax assets                                       3,081
     Valuation allowance                                            (3,081)
                                                                   -------

     Net deferred tax assets                                       $     0
                                                                   =======

                           WIGWAM, DEVELOPMENT, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                            As of September 30, 2002


NOTE 5. INCOME TAXES (CONT.)

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

NOTE 6. SCHEDULE OF NET OPERATING LOSSES

          1998 Net Operating Loss                              $    (76)
          1999 Net Operating Loss                                (5,168)
          2000 Net Operating Loss                               (10,623)
          2001 Net Operating Loss                                (1,517)
          2002 Net Operating Loss (1st. Qtr.)                    (3,154)
                                                               ---------
          Net Operating Loss                                   $ (20,538)
                                                               =========

As of September 30, 2002, the Company has a net operating loss carryforward of approximately $20,538, which will expire 20 years from the date the loss was incurred.

NOTE 7. RELATED PARTY TRANSACTION

The Company's neither owns nor leases any real or personal property. A director without charge provides office services. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

                      QUARTERLY CERTIFICATION PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven Grauer, certify that:

1. I have reviewed this quarterly report on Form 10-SB of Wigwam Development, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

     c. presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

IN WITNESS WHEREOF, the undersigned has executed this certification as of the 24th day of January 2003.


/s/ Steven Grauer
------------------------------
Chief Executive Officer

                       QUARTERLY CERTIFICATION PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven Grauer, certify that:

1. I have reviewed this quarterly report on Form 10-SB of Wigwam Development, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

     c. presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

IN WITNESS WHEREOF, the undersigned has executed this certification as of the 24th day of January 2003.

/s/ Steven Grauer
------------------------------
Chief Financial Officer